Exhibit 23.4

CONSENT OF OCEAN TOMO, LLC

Ares Acquisition Corporation

Special Committee of the Board of Directors

2000 Avenue of the Stars

Suite 1200

Los Angeles, CA 90067

Special Committee of the Board of Directors:

Ocean Tomo, LLC (“Ocean Tomo”), hereby consents to (i) the inclusion of our fairness opinion, dated December 5, 2022, and updated fairness opinion, dated June 11, 2023 (together, the “opinions”), to the Special Committee of the Board of Directors of Ares Acquisition Corporation (“AAC”) in the filing of Amendment No. 2 to the Registration Statement on Form S-4 of AAC, filed on June 12, 2023 (the “Registration Statement”), under the captions “Questions and Answers for Shareholders of AAC,” “Risk Factors,” “The Business Combination Proposal — Background of the Business Combination,” “The Business Combination Proposal — The AAC Board’s and the Special Committee’s Reasons for the Approval of the Business Combination” and (ii) the inclusion of our opinions as Annex N and Annex O to the Registration Statement.

Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the above–mentioned version of the Registration Statement and that our opinions are not to be used, circulated, quoted or otherwise referred to in whole or in part in any registration statement (including any subsequent amendments to the above–mentioned Registration Statement), proxy statement/prospectus or any other document, except in accordance with our prior written consent. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

/s/ Gregory Campanella
Gregory Campanella
Managing Director
Ocean Tomo, LLC